SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2019 KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Results of the 37th Annual General Meeting of Shareholders

1. Approval of Financial Statements		(Unit: KRW Million, except for earnings per share)
The 37th Fiscal Year (Fiscal Year ended December 31, 2018)
Consolidated	Total Assets	32,188,830	Revenues	23,460,143
	Total liabilities	17,457,550	Operating income	1,261,522
	Capital stock	1,564,499	Net income	762,305
	Total Stockholders’ Equity	14,731,280	Basic earnings per share (KRW)	2,809
KT Separate	Total Assets	26,010,906	Revenues	17,356,537
	Total liabilities	13,299,178	Operating income	951,624
	Capital stock	1,564,499	Net income	561,224
	Total Stockholders’ Equity	12,711,728	Basic earnings per share (KRW)	2,290
Audit Opinion		Consolidated	Unqualified
		KT Separate	Unqualified
2. Resolution of Dividends
Type of dividend			Cash Dividend
Regular cash dividend per share (KRW)			1,100
Total cash dividends (KRW)			269,659,244,800
Dividend yield (%)			3.6
3. Status of Directors (as of the date of appointment)
A. Approval of Appointment of Directors

Appointment of Directors :

Two (2) Inside Directors :

- In Hoe Kim, Dongmyun Lee

Two (2) Outside Directors :

- Taeyoon Sung, Hee-Yol Yu

Appointment of a member of Audit Committee :

One (1) member of Audit Committee who is an outside director :

- Dae-You Kim

B. Number of Outside Directors Following Appointment	Total number of directors		11
	Number of outside directors		8
	Percentage of outside directors (%)		72.7
C. Number of Auditors Following Appointment	Standing auditors		—
	Non-standing auditor		—
D. Number of Members of Audit Committee Following Appointment	Number of members of Audit Committee who are outside directors		4
	Number of members of Audit Committee who are non-outside directors		0

4. Details of Other Resolutions

Agenda Item No. 1 Approval of the 37th Financial Statements:

-   Approved as originally proposed

Agenda Item No. 2 Amendment of Articles of Incorporation:

-   Approved as originally proposed

Agenda Item No. 3. Election of Directors (Total of Four (4) Directors: Two (2) Inside Directors, Two (2) Outside Directors)

–   Item No. 3-1 Inside Director Candidate : In Hoe Kim:

-  Approved as originally proposed

–   Item No. 3-2 Inside Director Candidate : Dongmyun Lee:

-  Approved as originally proposed

–   Item No. 3-3 Outside Director Candidate : Taeyoon Sung:

-  Approved as originally proposed

–   Item No. 3-4 Outside Director Candidate : Hee-Yol Yu:

-  Approved as originally proposed

Agenda Item No. 4 Election of a member of Audit Committee (Total of One (1) member of Audit Committee)

–   Item No. 4-1. Audit Committee Candidate : Dae-You Kim:

-  Approved as originally proposed

Agenda Item No. 5. Approval of Limit on Remuneration of Directors:

-   Approved as originally proposed

5. Date of Annual General Meeting of Shareholders	March 29, 2019
6. Reference	AGM Notice on March 11, 2019